Natcore Technology to Serve as Technical Advisor For 1,000 MW Solar Facility in Middle East

Fourth Project From Natcore’s “Best of Breed” Program

ROCHESTER, N.Y., Oct. 25, 2016 /CNW/ -- Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF)has signed a Memorandum of Understanding with a Malta-based developer of international renewable energy projects under which Natcore would serve as the science and technology advisor for a large vertically-integrated project in the Middle East.

The 1,000 MW project would comprise:

•	A solar array consisting of 100 individual solar power plants, each with a capacity of at least 10 MW;
•	A manufacturing facility for the production of photovoltaic modules; and
•	A facility for the manufacturing of solar cells.

DK Ener Group Ltd. (DK), a company organized under the laws of Malta, is retaining Natcore for this project. DK is composed of highly experienced and respected entrepreneurs, managers, professionals and researchers who identify, promote and develop international investment opportunities, with a particular emphasis on renewable energy projects including solar energy projects. The principals of DK have successfully conceived, developed and implemented projects internationally, including the building of turnkey solar farms.

This project arose from Natcore’s “Best of Breed” consulting service through which it provides unbiased business, science and technical advice to potential new solar cell and solar panel manufacturers and to established solar manufacturers wishing to upgrade their facilities.

Natcore will serve as DK’s science and technology advisor on the project. As part of their service, Natcore will recommend a “best of breed” selection of manufacturing equipment and components, and will offer limited exclusivity to incorporate new technology developed by Natcore when such technology becomes commercially available.

“This is the fourth project to come from our Best of Breed program,” says Natcore President and CEO Chuck Provini. “And it’s by far our largest.” The others are in Belize (10 MW), Vietnam (200 MW) and Australia (30 MW).

About Natcore Technology

Natcore Technology is focused on using its proprietary nanotechnology discoveries to enable a variety of compelling applications in the solar industry.

Specifically, the company is advancing applications in laser processing, black silicon and quantum-dot solar cells to significantly lower the costs and improve the power output of solar cells. With 65 patents (31 granted and 34 pending), Natcore is on the leading edge of solar research. www.NatcoreSolar.com.

Statements herein other than purely historical factual information, including statements relating to revenues or profits, or Natcore’s future plans and objectives, or expected sales, cash flows, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in Natcore’s business, including risks inherent in the technology history. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, Natcore expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact: Chuck Provini
585-286-9180
Info@NatcoreSolar.com

To view the original version on PR Newswire, visit:http://www.prnewswire.com/news-releases/natcore-technology-to-serve-as-technical-advisor-for-1000-mw-solar-facility-in-middle-east-300350512.html

SOURCE Natcore Technology Inc.

%SEDAR: 00026055E

CO: Natcore Technology Inc.

CNW 09:00e 25-OCT-16